EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	6/30/05
FIXED CHARGES
Interest on First Mortgage Bonds	$9,503	$6,178	$2,206	$-	$-	$-
Interest on Other Long-term Debt	16,367	18,300	23,429	26,467	27,051	26,747
Interest on Short-term Debt	3,295	2,329	1,751	1,104	697	349
Miscellaneous Interest Charges	2,523	1,059	1,084	1,772	1,956	2,025
Estimated Interest Element in Lease Rentals	1,700	1,200	1,000	600	700	700

Total Fixed Charges	$33,388	$29,066	$29,470	$29,943	$30,404	$29,821

EARNINGS
Net Income Before Cumulative Effect of Accounting Change	$20,763	$21,565	$20,567	$33,464	$25,905	$22,556
Plus Federal Income Taxes	17,884	9,553	9,235	9,764	8,974	6,248
Plus State Income Taxes (Credits)	2,457	489	1,627	(89)	(303)	(540)
Plus Fixed Charges (as above)	33,388	29,066	29,470	29,943	30,404	29,821

Total Earnings	$74,492	$60,673	$60,899	$73,082	$64,980	$58,085

Ratio of Earnings to Fixed Charges	2.23	2.08	2.06	2.44	2.13	1.94